Exhibit 99.1

Not for release or distribution in Australia, France, New Zealand, South Africa or Switzerland.

The securities offered in the second stage of the rights issue have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act.

This document includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this document, including, without limitation, those regarding United Utilities PLC’s financial position, business strategy, plans and objectives of management for future operations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of United Utilities PLC, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding United Utilities PLC’s present and future business strategies and the environment in which it will operate in the future. These forward-looking statements speak only as of the date of this document. United Utilities PLC expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based other than as required by law or regulation.

The nil paid rights, fully paid rights, and A shares will not qualify for distribution under any of the relevant securities laws of Australia, France, New Zealand, South Africa or Switzerland (the “Excluded Territories”). Accordingly, subject to certain exceptions, the Securities may not be offered, sold, delivered, renounced or transferred, directly or indirectly, in or into the Excluded Territories.

Listing particulars relating to the issue of nil paid rights, fully paid rights, and A shares are expected to be sent to holders of A shares (other than those in the United States of America and certain other Excluded Territories) on 6 June 2005 and to be made available to the public for inspection in London at the document viewing facility nominated by the UK Listing Authority at 25 The North Colonnade, Canary Wharf, London E14 5HS.

2 June 2005

PRELIMINARY ANNOUNCEMENT OF AUDITED RESULTS FOR THE YEAR ENDED
31 MARCH 2005

A CONSISTENT STRATEGY FOR GROWTH

•	Profit before tax (before goodwill amortisation and exceptional items)* – increased by 17 per cent to £408 million
•	Profit before tax – increased by 10 per cent to £370 million
•	Licensed multi-utility operations – operating profit** increased by 13 per cent to £588 million
•	Infrastructure management – operating profit** increased by 17 per cent to £79 million
•	Business process outsourcing – operating profit** increased by 5 per cent to £26 million
•	Telecommunications – substantially reduced operating losses** and break-even** achieved in the second half of the year
•	Total dividend for the year of 45.42 pence per ordinary share, an increase of 2.5 per cent

* as shown on the face of the consolidated profit and loss account and reconciled to profit before tax in note 2 of this announcement

** references to operating profit, operating loss and operating margin and related percentage movements are stated before goodwill amortisation and exceptional items as shown in the segmental analysis by class of business

Chief Executive John Roberts said:

“This set of results is a further milestone in the implementation of our strategy, which we put in place over five years ago. Progress in our support services businesses has been excellent. We have now established United Utilities Contract Solutions as the UK’s leading utility infrastructure outsourcing business, and Vertex as the third largest business process outsourcing company in the country.

“It has been an important year for our licensed multi-utility operations business. In addition to good profit growth, we accepted the final price determinations for both our water and electricity businesses in December. Although the efficiency targets set are demanding, the final proposals allow almost £350 million more revenue than the initial draft determinations, reflecting welcome movement on the part of the regulators in response to our representations. Having made preparations in advance of receiving these proposals, we have plans in place which we believe meet the challenges set for us.

“The second stage of our rights issue, which is due later this month, will make an important contribution to the funding of our regulated capital investment programmes over the 2005-10 period. In addition to the £2.9 billion programme that was set out in its final determination, United Utilities Water is expecting to spend approximately another £200 million as a result of carry-over of obligations funded during the previous regulatory period. Furthermore, we estimate that there is potential for up to approximately £500 million of additional investment relating to projects that were not part of our regulatory contract for 2005-10. Including United Utilities Electricity's £640 million investment programme, our regulated businesses could be required to spend over £4 billion on capital investment over the next five years.

“Our non-regulated businesses now contribute over 40 per cent of the group’s external revenues, and for the first time have generated more than £100 million of operating profit** in a single year. During the past twelve months they’ve also secured a number of substantial new contracts with an expected total value of around £3.3 billion.

“Recent significant deals include a fifteen-year £1.5 billion contract renewal with Dwr Cymru Welsh Water, and a five-year contract win with Southern Water, which is worth around £750 million to the consortium in which we're a major partner. Including our own operations in north west England, and our ongoing contract to manage Scottish Water's capital investment programme, United Utilities is involved in the operation or management of assets for four water companies in the UK, representing around 35 per cent of the industry’s asset base. This means we can target significant economies of scale, particularly through the procurement of materials and services and the transfer of best operational practice between the group and its partners.

“Having recently signed an eight-year £1.1 billion contract to operate the North of England gas distribution network, the contract successfully commenced on 1 June, with around 1,100 employees transferring from National Grid Transco to United Utilities. The network of around 36,000 km provides gas to more than six million people across the region.

“During May, Vertex completed the acquisition of Marlborough Stirling, a provider of outsourcing services and technology to clients in the financial services sector, to give Vertex an entry point into this market. We believe that Marlborough Stirling has significant untapped potential that can be unlocked by combining its sector specific knowledge with Vertex's expertise in business process outsourcing. We have identified immediate opportunities to deliver efficiencies of around £6 million per annum, on a full year basis, from the acquisition, mainly derived from a reduction in central overheads.

“Despite difficult market conditions, our telecommunications business, Your Communications substantially reduced operating losses** and achieved break-even** in the second half of the year. Our strategy for Your Communications remains unchanged. We are continuing to develop the business with a view to its disposal when shareholder value can be maximised.”

Commenting on the outlook for United Utilities, John Roberts said:

“With prices in our water and electricity businesses now fixed for the 2005-10 period, and with plans in place which we believe will meet our operating and capital efficiency targets, our regulated businesses benefit from some of the most predictable, index-linked income streams over the next five years.

“Growth in earnings from our licensed multi-utility operations business is complemented by growth in our non-regulated activities. Having recently secured substantial new long-term contract wins with public and utility sector clients, United Utilities Contract Solutions and Vertex have excellent prospects for the future. Looking forward, public sector outsourcing potential looks promising, offering good further growth prospects for our support services businesses in the medium-term.”

In conclusion, the Chairman, Sir Richard Evans, said:

“These results further demonstrate the success of the group's strategy. In line with our target of maintaining dividends in real terms, the board is proposing to increase the final dividend by 2.5 per cent.

“Looking to the future, and following the conclusion of our regulatory reviews, the Board has set a target of maintaining dividends in real terms over the next five years. This target is dependent on the group's regulated business at least meeting its cost savings targets, and its non-regulated businesses continuing to perform at least in line with current levels.”

For further information on the day, please contact:

John Roberts – Chief Executive	+44 (0) 20 7307 0300
Simon Batey – Finance Director	+44 (0) 20 7307 0300

Simon Bielecki – Investor Relations Manager	+44 (0) 7810 157649
Evelyn Brodie – Head of Corporate and Financial Communications	+44 (0) 20 7307 0309

A presentation to investors and analysts will commence at 10.00 am on Thursday, 2 June 2005, at the City Presentation Centre, 4 Chiswell Street, London, EC1Y 4UP. The presentation can also be accessed via a one-way listen in conference call facility, by dialling: 020 7162 0181.

The presentation, together with further information on United Utilities, will be available at 10.00am on the day on our web site at: http://www.unitedutilities.com and later during the day on Bloomberg at: UUIR<GO>, where a multimedia version will be available.Photographs for media use supporting these results can be downloaded via http://www.vismedia.co.uk.

DIVIDEND

The board is proposing a final dividend in respect of the year ended 31 March 2005 of 30.63 pence per ordinary share, and 15.315 pence per A share. Together with the interim dividend of 14.79 pence per ordinary share, and 7.395 pence per A share, the ordinary dividend for the year is 45.42 pence and the A share dividend for the year is 22.71 pence.

Key dates relating to the 2004/05 final dividend are:

Ex-dividend date for 2004/05 final dividend (A shares and ordinary shares)	8 June 2005
Record date for 2004/05 final dividend (A shares and ordinary shares)	10 June 2005

DIVIDEND ENTITLEMENTS AND BONUS ELEMENT ADJUSTMENT

As indicated in the 2003 rights issue prospectus, and in line with market practice, to take account of the bonus element of the second stage of the rights issue, the dividends totalling 45.42 pence per ordinary share for the year ended 31 March 2005 will be rebased by a factor of 0.9342 to 42.43 pence for reference purposes when determining dividends for the year ending 31 March 2006. This follows the rebasing of dividends in 2003 by a factor of 0.9072 to reflect the bonus element of the first stage of the rights issue. The underlying principle behind the rights issue is that dividend yield will be maintained to shareholders who take up their rights entitlement for both stages in full.

The further A shares will not rank for any dividend prior to their consolidation and reclassification as new ordinary shares at the close of business on 6 July 2005. The first dividend that new ordinary shares will rank for will be the interim dividend payable for the year ending 31 March 2006. Neither the further A shares or new ordinary shares will rank for the final dividend in respect of the year to 31 March 2005 which is expected to be paid in August 2005.

FINANCIAL PERFORMANCE

Turnover (including share of joint ventures) rose 12 per cent to £2,368 million, reflecting growth across all businesses.

Total operating profit** rose 16 per cent to £692 million compared with last year. This increase reflects improved operating profits** in licensed multi-utility operations, infrastructure management and business process outsourcing, and reduced operating losses** in telecommunications. Total operating profit** is presented before goodwill amortisation and exceptional items to provide a better understanding of the trading position of the group. Total operating profit (after goodwill amortisation and exceptional items) rose 11 per cent to £646 million.

After a 15 per cent increase to £284 million in net interest payable, profit before tax (before goodwill amortisation and exceptional items)* increased by 17 per cent to £408 million. The increase in net interest payable is principally due to funding of the regulated businesses’ capital expenditure programmes during the period. However, the group’s cost of borrowing is expected to fall in 2005/06 as it has substantially fixed interest rates for the 2005-10 regulatory period through the use of interest swaps.

Goodwill amortisation was £16 million, compared with £9 million last year. The increase principally reflects the goodwill arising from the acquisition of Eurocall by Your Communications in March 2004.

The group recorded a current tax credit of £32 million during the period. The deferred tax charge on ordinary activities was £75 million, compared with a credit of £3 million last year. The increase in the deferred tax charge reflects the movement in the discounted deferred tax liability. There was no significant movement in long-term UK interest rates during the year, which are used to discount the liability.

Basic earnings per share fell by 14 per cent to 46.8p, primarily as a result of the increase in the deferred tax charge. Adjusted basic earnings per share, excluding deferred tax, increased by 13 per cent to 61.4p.

During the period there was a net exceptional charge to the profit and loss account of £21 million. This principally relates to the restructuring of the regulated business in preparation for meeting its 2005-10 efficiency challenges, offset by profits in respect of disposals of businesses and investments.

The group raised £584 million of new debt through the period, primarily through the sale of listed, long dated bonds via its medium term note programme. Partly as a result of these new borrowings, the group finished the year with substantial pre-funding for its capital investment programme. Total available liquidity as at 31 March 2005 totalled £1,834 million, comprising £861 million of cash and short-term investments, £773 million in unutilised medium term committed bank facilities expiring in more than one year and £200 million of new loans available from the European Investment Bank.

Net debt as at 31 March 2005 was £4,141 million. The increase in net debt principally reflects expenditure on the regulated businesses’ wastewater, water and electricity capital programmes and United Utilities’ decision to make a lump-sum pensions contribution of £320 million split between the group's two defined benefit pension schemes. The group does not expect to make any further cash contributions during the 2005-10 period, although the results of the next actuarial valuation will be incorporated into the 2007/08 accounts.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

From 1 April 2005 United Utilities will report its results in accordance with International Financial Reporting Standards (IFRS). The most significant areas of impact on the group’s 2004/05 reported results are summarised below. New standards and interpretations that come into effect or that are adopted early before the first reported results under IFRS may result in adjustments to these numbers.

The full impact of the adoption of IFRS on our audited 2004/05 financial statements will be communicated to the markets at an educational presentation on 19 July 2005.

As infrastructure renewals accounting is not permitted under IAS 16, the group’s 2004/05 depreciation charge is expected to increase by around £25 million.

The adoption of IAS 19 means that any pension scheme surplus or deficit must be immediately recognised as an asset or liability on the balance sheet. This is expected to reduce the group’s net assets at 31 March 2005 by around £330 million net of deferred tax. The adjustment comprises a SSAP 24 prepayment reversal of around £270 million and recognition of a deficit of around £60 million under IAS 19. Profit before tax is expected to increase by around £5 million.

The final price determinations for both water and electricity make explicit allowance for funding of the relevant elements of the pension scheme deficit.

United Utilities has elected to apply IAS 39 in relation to financial instruments from 1 April 2005. This takes advantage of the exemption afforded by the standard, and it will therefore not be applied to the 2004/05 results when presented in accordance with IFRS.

Taking into account other less significant IFRS adjustments, the overall impact of the adoption of IFRS on the 2004/05 profit before tax is not expected to be material.

As discounting of the deferred tax liability is not permitted under IAS 12 the deferred tax provision is expected to increase by approximately £950 million, with the 2004/05 tax charge expected to increase by around £65 million. The regulatory determinations for both water and electricity set prices allowing for tax on an anticipated cash basis and are therefore unaffected by deferred tax.

No material impact on the group’s financing arrangements or cash flow is expected as a result of the adoption of IFRS.

OPERATING PERFORMANCE

LICENSED MULTI-UTILITY OPERATIONS

•	Turnover increased by 6 per cent to £1,385 million
•	Operating profit** increased by 13 per cent to £588 million
•	Operating cash inflow of £919 million (excluding pensions prepayment)
•	Net capital expenditure cash outflow of £856 million

Turnover increased by 6 per cent to £1,385 million, principally reflecting an allowed 8.9 per cent real price increase for United Utilities Water, offset by a 3 per cent real price reduction for United Utilities Electricity.

Operating profit** increased by 13 per cent to £588 million, mainly as a result of the allowed real price increase for United Utilities Water.

Capital investment (fixed asset additions) in the period was £859 million, of which £707 million related to water and wastewater and £152 million to electricity distribution.

In its final determination Ofwat granted United Utilities Water an average annual real price increase of 4.5 per cent over the next five years. The price profile is front-end loaded, with the highest increases in the first two years of the review period.

In its final proposals Ofgem allowed United Utilities Electricity a real price increase of 8.2 per cent in 2005/06, followed by constant real prices thereafter, and is based on delivering a capital investment programme of around £640 million. This outcome means that, compared to Ofgem's initial proposals, United Utilities Electricity secured the largest revenue increase in the industry.

Having made preparations in advance of receiving the final regulatory determinations, which the group accepted in December 2004, the group has plans in place, which it believes, will enable it to meet the efficiency challenges over the 2005-10 period.

In addition to its 2005-10 capital investment programme, which totals £2.9 billion, United Utilities Water is expecting to spend approximately £200 million as a result of carry-over of obligations funded in AMP3. This principally relates to its Unsatisfactory Intermittent Discharge (UID) programme, which was subject to revisions in scope and scheduling during the latter stages of AMP3 in agreement with Ofwat and the Environment Agency.

Furthermore, United Utilities Water estimates that there is potential for up to approximately £500 million of additional investment relating to projects that were not part of United Utilities' 2005-10 regulatory contract, but which may be confirmed as additional obligations during the 2010-15 period by the regulators.

To the extent that this additional expenditure, of up to approximately £500 million, represents new obligations on United Utilities Water, it will meet the criterion for a "relevant change of circumstance" which means that it may be eligible for inclusion in any Interim Determination of K (“IDoK”) application that United Utilities Water might make during the AMP4 (2005-10) period. If an IDoK application is made and is successful, Ofwat would adjust United Utilities Water's price limits during the AMP4 period to provide additional revenues in respect of this capital expenditure and any other items that are required to be taken into account in the IDoK. If United Utilities Water chose not to make an IDoK application during AMP4, either because the expenditure was not sufficiently material or it was offset by reduced costs in other areas, then United Utilities Water expects that this expenditure, to the extent that it represents additional obligations, would be logged-up at the 2009 periodic review. The additional expenditure would then be reflected in prices over the 2010-15 period and beyond.

During May 2005 United Utilities appointed partners to help deliver its £2.9 billion water and wastewater programme during the AMP4 regulatory period. This covers the majority of United Utilities' water quality and environmental improvements that will be carried out on its treatment works and major sewer overflows over the next five years.

The delivery of United Utilities' previous investment programme has confirmed the success of its framework contractor approach, which was put in place during AMP3.  The delivery strategy for AMP4 builds on this success with United Utilities taking a leading role in programme management, increasing our internal resources in engineering and design and placing a greater emphasis on performance management through the alignment of financial targets with our partners and benchmarking outturn results.  A key enabler is the creation of integrated work teams with responsibility for delivering projects from conception through to commissioning. These changes will help the group deliver the capital efficiencies required by Ofwat.

For the first time the management of United Utilities’ electricity distribution investment programme is being more closely aligned with the delivery of its water and wastewater network programmes. The appointed partners, who will help carry out work on United Utilities’ network of sewers, pipes and cables during the 2005-10 period, are Balfour Beatty and Morgan Est. This approach should enable us to target significant cost savings through the use of common systems, improved scheduling and more integrated supply chain management. Our contractors will also be better incentivised to make cost savings, without compromising on quality, by aligning the sharing of efficiencies.

United Utilities Water has migrated the vast majority of its customers onto a new billing system, and this has been used to calculate and send customers’ bills for 2005/06. The new system is targeted to deliver cost savings for the business from this year as well as providing significant service improvements for customers.

INFRASTRUCTURE MANAGEMENT

•	Turnover increased by 22 per cent to £543 million
•	Operating profit** (including share of joint ventures) increased by 17 per cent to £79 million
•	Operating margin** of 15 per cent
•	Operating cash inflow of £62 million (excluding exceptional items and pensions prepayment)
•	Net capital expenditure cash inflow (including acquisitions, disposals and financial investments) of £66 million

United Utilities Contract Solutions applies the core infrastructure management skills of the licensed multi-utility businesses to growth markets in the UK and overseas.

During December 2004, United Utilities sold its Green Energy operational assets for £63 million in cash to Novera Macquarie Renewable Energy Limited, a company jointly owned by Novera Energy and Macquarie Bank of Australia. Following the sale, United Utilities Contract Solutions was reorganised into three divisions, details of which are set out below.

Utility Solutions

Utility Solutions is responsible for United Utilities' utility outsourcing contracts in the UK. This business manages the group's contracts with Southern Water, Scottish Water, Dwr Cymru Welsh Water, the North of England Gas Network, and the three Scottish PFI operations.

During the year Utility Solutions signed two major outsourcing contracts with Southern Water and Welsh Water, which have a combined total contract value of £1.8 billion to United Utilities. Both contracts were successfully mobilised in April 2005.

The contract with Southern Water is being managed by a consortium consisting of United Utilities and Costain, which each have shares of 40 per cent, and Montgomery Watson Harza, which has a 20 per cent share. The contract is worth around £750 million to the consortium, which is responsible for project managing, designing and delivering more than 250 water and wastewater improvement schemes across parts of Hampshire, West and East Sussex, Kent and the Isle of Wight.

In Wales, United Utilities signed a new 15-year contract with Dwr Cymru Welsh Water to continue to provide operations, maintenance and shared services. The contract is worth around £1.5 billion in total, subject to five-yearly performance reviews to coincide with future price control periods.

Under the new arrangement, United Utilities will supply and distribute water in north and south Wales and treat wastewater in the north. It will also provide shared services throughout Wales including an operational activity centre, education and recreational facilities.

In partnership, Utility Solutions is helping Scottish Water deliver approximately £1.1 billion of its capital investment programme. During the year, the investment target of £426 million including efficiencies was achieved.

Having recently signed an eight-year contract to operate the North of England gas distribution network, the contract successfully commenced on 1 June, with around 1,100 employees transferring from National Grid Transco to United Utilities. The contract is worth around £1.1 billion and covers the management of around 36,000 km of gas mains, serving a population of more than six million. The North of England distribution network extends from the Scottish Border to South Yorkshire and across to Carlisle and Cumbria. It includes Newcastle, Middlesbrough, Leeds and Bradford.

Industrial and Commercial Solutions

Industrial and Commercial Solutions is responsible for multi-utility connections and metering services to domestic, commercial and industrial developers, and the provision of specialist water and liquid waste services to industrial customers. The business also includes United Utilities Contract Solutions' facilities services and energy management services divisions.

Industrial and Commercial Solutions is working alongside Vertex in providing Thurrock Council with facilities and property management, highways engineering and transportation services. This contract commenced on 1 April 2005 when around 130 employees were transferred to United Utilities Contract Solutions from Thurrock Council.

The business has also been named as preferred bidder in partnership with Fujitsu and Vertex to provide a similar range of services to Walsall Council. This contract is expected to commence later in the year. The contracts with Thurrock Council and Walsall Council, combined, are worth around £200 million to United Utilities Contract Solutions.

International

International applies United Utilities' expertise in infrastructure management and operations to develop and manage utility projects around the world. It currently operates concessions in Bulgaria, Estonia, Poland, the Philippines and Australia.

In line with the group's strategy of recycling capital and managing, but not necessarily owning, utility assets, two of the concessions in which United Utilities has an equity interest, Manila Water and Tallinna Vesi, have recently been the subject of successful Initial Public Offerings of their shares, raising around £15 million for the group. Principally due to the flotations, United Utilities’ stake in Manila Water has been reduced from around 18 per cent to 12 per cent, and, as at 1 June, the group's stake in Tallinna Vesi has been reduced from 38 per cent to around 27 per cent.

BUSINESS PROCESS OUTSOURCING

•	Turnover increased by 8 per cent to £396 million
•	Operating profit** increased by 5 per cent to £26 million
•	Operating margin** of 6.7 per cent
•	Operating cash inflow of £68 million (excluding pensions prepayment)
•	Net capital expenditure cash outflow (including acquisitions, disposals and financial investments) of £64 million

Vertex is a leading UK provider of business process outsourcing services and is also one of the UK’s major customer management service suppliers. Vertex is a growth business with a highly visible income stream and good prospects, based on a diversified portfolio of long-term contracts across multiple sectors. The business has clients in the private enterprise, financial services, utility, central and local government sectors.

During April Vertex successfully commenced the first phase of its £427 million contract to provide Thurrock Council with business process outsourcing services, which aim to improve the way in which the council interacts with its citizens. The contract is being managed in partnership with United Utilities Contract Solutions, which is providing facilities management, highways engineering and transportation services to the Council.

During the initial stages of the 15-year contract, around 500 council employees working on ten key council services are transferring to either Vertex or United Utilities Contract Solutions, ranging from business accounting and financial services to revenue services, procurement and human resources.

Vertex, in partnership with United Utilities Contract Solutions, has also been named as preferred supplier to provide Walsall Council with services to meet its modernising and efficiency agendas, working as a subcontractor to Fujitsu Services. This is a similar contract in size and scope to the contract with Thurrock Council, and is expected to commence later in the year.

Vertex's operating margin**, which was 6.7 per cent in 2004/05, reflects a higher than normal level of bid costs, principally from the contracts with Thurrock Council and Walsall Council, together with other contract opportunities that Vertex is pursuing. It is anticipated that Vertex’s strong public sector pipeline will benefit the business over the medium term, giving the business good prospects for the future.

To support growth and new contract wins, Vertex has commissioned a second contact centre close to its established operations in New Delhi, India, which employs over 1,500 people and is now operating at full capacity. The new site will have a capacity of around 900 seats, and is being developed to accommodate growth in Vertex's offshore business. It is envisaged that the centre will handle work for a number of Vertex's private sector clients.

Vertex has signed a new seven-year contract, with a review point after four years, with Powergen Retail Ltd, part of E.ON UK. This amends its current agreement, which began in 2003. The new longer-term contract will redistribute work on a functional basis to enable both companies to maximise economies of scale.

Vertex will nearly double its current printing activity by undertaking the printing of bills and statements for Powergen’s six million customers, whilst Powergen will take responsibility for the direct management of the majority of its customer base. Vertex will also continue to manage activities for 430,000 Powergen Staywarm customers. Powergen Staywarm offers a fixed price gas and electricity service to customers aged over 60.

In May 2005, Vertex acquired Marlborough Stirling, owners of the online portal ‘The Exchange’ and market leading provider of software and services to the financial services sector. The acquisition creates a company with the skills, resources, technology and track record which we consider has the potential to become a major player in the fast growing business process outsourcing marketplace within financial services. After accounting for Marlborough Stirling's cash balances as at 31 December 2004 and exercisable options, the transaction equates to an enterprise value of approximately £72.2 million.

The acquisition will provide Vertex with an entry point into the business process outsourcing segment of the financial services market. The appetite for outsourcing among financial services companies is growing due to intensifying cost pressures and competition within the industry. Vertex believes that the acquisition of Marlborough Stirling will create a scale player in the market which is able to offer a broad combination of technology and outsourcing capability. This level of expertise is needed to manage open and closed book administration and new business acquisition within both the life and pensions, and mortgages markets.

Although the primary rationale underpinning the acquisition of Marlborough Stirling is to provide Vertex with a presence in the financial services sector, the merger of the two businesses provides opportunities to secure synergy savings. Vertex has already identified immediate opportunities to deliver efficiencies of around £6 million per annum from the acquisition, on a full year basis. These savings will be derived from a reduction in central overheads, such as corporate costs, and the alignment and integration of Marlborough Stirling’s systems, processes and facilities with Vertex’s existing operations.

Vertex now operates in 30 UK locations, as well as India, the USA and Canada. According to Ovum Holway, a leading market research company in the support services sector, Vertex was the third largest BPO company in the UK in 2004 by turnover.

In order to accommodate the growth and broader business base of the company, Vertex has recently restructured from a functionally based organisation to a divisionalised structure, which better reflects the markets in which it operates. The company now operates through four autonomous lines of business with the creation of a Public Sector Division, Financial Services Division, Utilities and Enterprise Division and North American Division. Vertex believes that the reorganisation has positioned the company for further growth and will enable greater responsiveness to client requirements within the target sectors.

TELECOMMUNICATIONS

•	Turnover increased by 26 per cent to £234 million
•	Operating loss** reduced by 69 per cent to £5 million
•	Operating cash outflow of £2 million (excluding exceptional items and pensions prepayment)
•	Net capital expenditure cash outflow (including acquisitions, disposals and financial investments) of £13 million

Your Communications offers voice, data and mobile services to the public sector and small and medium-sized corporate customers, predominantly in the Midlands and North of England.

Your Communications is now one of the largest alternative fixed line business telecoms providers, and Vodafone's largest independent business-to-business service provider, with over 71,000 mobile users, in the United Kingdom. It is also the dominant alternative carrier in the North West for business customers and the public sector.

The business continues to select its markets carefully, clearly focusing on business customers and the public sector. It also has a strong focus on customer service. This has delivered a diverse and loyal customer base, with a churn rate averaging 1 per cent per month of revenue for business customers. This has helped Your Communications to maintain gross margins in a sector where margins have fallen for many of its competitors.

Despite difficult market conditions, Your Communications substantially reduced operating losses** for the full year and achieved break-even** in the second half of the year. The group’s strategy for Your Communications remains unchanged. The business is continuing to be developed with a view to its disposal when shareholder value can be maximised.

The industry-wide reductions in the prices of fixed to mobile calls, and the continued change in Your Communications' sales mix away from premium rate services to higher margin business sales, have impacted on revenue growth, which increased by 25.9 per cent compared with last year. Excluding the impact of changes in fixed to mobile tariffs, which does not affect the profitability of the business, sales increased in the year by 28.3 per cent.

As at 31 March 2005 the first three phases of Your Communications' contract with the North West Development Agency to provide broadband access to Cumbria had been completed, approximately one month ahead of schedule. To date service is available to over 50 per cent of the designated public sector sites.

Consolidated profit and loss account

		Year ended 31 March 2005			Year ended 31 March 2004
	Note	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m

Turnover: group and share of joint ventures		2,368.2	—	2,368.2	2,115.5	—	2,115.5
Less: share of joint venture turnover		(114.3)	—	(114.3)	(55.5)	—	(55.5)

Group turnover		2,253.9	—	2,253.9	2,060.0	—	2,060.0
Net operating costs		(1,585.5)	(45.2)	(1,630.7)	(1,477.2)	(12.7)	(1,489.9)

Group operating profit		668.4	(45.2)	623.2	582.8	(12.7)	570.1
Share of operating profit of joint ventures		23.4	(0.7)	22.7	14.3	(0.7)	13.6

Total operating profit		691.8	(45.9)	645.9	597.1	(13.4)	583.7
Profit on sale or termination of operations	2	—	4.5	4.5	—	4.3	4.3
Profit/(loss) on disposal of fixed assets	2	—	4.1	4.1	—	(2.4)	(2.4)

Profit on ordinary activities before interest		691.8	(37.3)	654.5	597.1	(11.5)	585.6
Net interest payable and similar charges:
Group		(270.9)	—	(270.9)	(237.6)	—	(237.6)
Joint ventures		(13.2)	—	(13.2)	(10.5)	—	(10.5)

		(284.1)	—	(284.1)	(248.1)	—	(248.1)

Profit on ordinary activities before taxation	2	407.7	(37.3)	370.4	349.0	(11.5)	337.5
Current taxation credit	3			31.7			20.9
Deferred taxation (charge)/credit	3			(75.3)			3.4
Exceptional taxation credit	3			8.1			0.8

Taxation on profit on ordinary activities				(35.5)			25.1

Profit on ordinary activities after taxation				334.9			362.6
Equity minority interest				(1.8)			(1.6)

Profit for the financial year				333.1			361.0
Dividends	9			(324.7)			(315.3)

Retained profit for the financial year				8.4			45.7

Basic earnings per share	4			46.8p			54.5p
Adjusted basic earnings per share (revised)	5			61.4p			54.2p
Diluted earnings per share	4			42.2p			52.1p

Dividends per ordinary share	9			45.42p			44.31p
Dividends per A share	9			22.71p			22.155p

Dividend cover	7			1.1			1.2
Dividend cover (pre deferred tax)	8			1.3			1.2
Interest cover	6			2.4			2.4

Consolidated balance sheet

At 31 March	2005 £m	2004 £m
Fixed assets
Intangible assets	116.9	116.1
Tangible assets	8,234.9	7,769.4
Investments in joint ventures:
– share of gross assets	281.0	300.5
– share of gross liabilities	(210.5)	(230.5)

	70.5	70.0
Other investments	9.7	3.0

	8,432.0	7,958.5

Current assets
Stocks	19.1	17.1
Debtors	774.9	493.9
Investments	833.3	1,007.8
Cash at bank and in hand	49.0	42.1

	1,676.3	1,560.9
Creditors: amounts falling due within one year	(1,756.6)	(1,374.8)

Net current (liabilities)/assets	(80.3)	186.1

Total assets less current liabilities	8,351.7	8,144.6
Creditors: amounts falling due after more than one year	(4,820.5)	(4,702.0)
Provisions for liabilities and charges	(412.5)	(339.7)

Net assets	3,118.7	3,102.9

Capital and reserves
Called up share capital	716.2	711.8
Share premium account	1,038.7	1,023.1
Profit and loss account	1,362.5	1,348.4

Equity shareholders’ funds	3,117.4	3,083.3
Equity minority interest	1.3	19.6

Capital employed	3,118.7	3,102.9

Consolidated cash flow statement

For the year ended 31 March	2005 £m	2004 £m

Net cash inflow from operating activities	724.9	923.5
Income from joint ventures	3.1	1.2
Returns on investments and servicing of finance	(263.1)	(151.8)
Taxation	0.9	(2.6)
Capital expenditure and financial investment	(883.8)	(1,018.0)
Acquisitions and disposals
Acquisitions	(48.2)	(46.0)
Disposals	65.2	—

	17.0	(46.0)
Equity dividends paid	(317.5)	(281.2)

Cash outflow before use of liquid resources and financing	(718.5)	(574.9)
Management of liquid resources	176.9	(338.4)
Financing
Issues of shares	20.0	504.1
Increase in debt	523.3	418.8

	543.3	922.9

Increase in cash	1.7	9.6

Reconciliation of net cash flow to movement in net debt

For the year ended 31 March	2005 £m	2004 £m

Increase in cash	1.7	9.6
Cash inflow from increase in debt and lease financing	(523.3)	(418.8)
Cash (inflow)/outflow from management of liquid resources	(176.9)	338.4

Change in net debt resulting from cash flows	(698.5)	(70.8)
Exchange and other non-cash adjustments	(4.2)	6.3

Movement in net debt	(702.7)	(64.5)
Opening net debt	(3,438.4)	(3,373.9)

Closing net debt	(4,141.1)	(3,438.4)

Statement of total recognised gains and losses

For the year ended 31 March	2005 £m	2004 £m
Profit for the year
Group	321.4	360.3
Joint ventures	11.7	0.7

	333.1	361.0
Exchange adjustments	3.7	2.2

Total gains and losses recognised since last annual report	336.8	363.2

Reconciliation of movement in equity shareholders’ funds

For the year ended 31 March	2005 £m	2004 £m

Profit for the year	333.1	361.0
Dividends	(324.7)	(315.3)

Retained profit for the year	8.4	45.7
New share capital issued	20.0	504.1
Own shares released from/(held in) employee share trust	2.0	(2.3)
Exchange adjustments	3.7	2.2

Net increase in equity shareholders’ funds for the year	34.1	549.7
Opening equity shareholders’ funds	3,083.3	2,533.6

Equity shareholders’ funds	3,117.4	3,083.3

Net cash inflow from operating activities

For the year ended 31 March	2005 £m	2004 £m

Group operating profit	623.2	570.1
Exceptional items within group operating profit	29.7	4.6

Group operating profit before exceptional items	652.9	574.7
Depreciation	365.9	368.0
Amortisation of goodwill and intangible assets	15.5	8.1
Profit on disposal of tangible fixed assets	(4.4)	(7.1)
Stocks (increase)/decrease	(2.0)	3.5
Debtors increase	(281.3)	(53.9)
Creditors (decrease)/increase	(1.4)	34.6
Outflow related to exceptional items	(20.3)	(4.4)

Net cash inflow from operating activities	724.9	923.5

Segmental analysis by class of business

For the year ended 31 March	2005 £m	2004 £m
Turnover
Licensed multi-utility operations	1,384.7	1,300.7
Infrastructure management	543.1	446.9
Business process outsourcing	396.4	368.5
Telecommunications	233.6	185.6

	2,557.8	2,301.7
Inter-business eliminations	(189.6)	(186.2)

	2,368.2	2,115.5

For the year ended 31 March	2005 £m	2004 £m
Total operating profit
Licensed multi-utility operations	587.9	519.6
Infrastructure management	79.2	67.8
Business process outsourcing	26.4	25.1
Telecommunications	(5.1)	(16.6)
Other activities	7.8	5.9
Corporate costs	(4.4)	(4.7)

	691.8	597.1
Goodwill amortisation	(16.2)	(8.8)

Continuing operations, before exceptional items	675.6	588.3
Exceptional items	(29.7)	(4.6)

	645.9	583.7

At 31 March	2005 £m	2004 £m

Net operating assets
Licensed multi-utility operations	7,838.4	7,107.7
Infrastructure management	127.6	132.6
Business process outsourcing	155.5	111.7
Telecommunications	236.8	227.2
Other activities	(47.3)	(46.8)

	8,311.0	7,532.4

Net operating assets comprise fixed assets and net current (liabilities)/assets excluding net debt, corporation taxation and dividends.

NOTES

1. Basis of preparation

The results for the year ended 31 March 2005, which are audited, have been prepared on the basis of accounting policies consistent with those set out in the annual report to shareholders for the year ended 31 March 2004.

The financial information set out in this statement does not constitute the company’s statutory accounts for the years ended 31 March 2005 or 2004, but is derived from those accounts. Statutory accounts for 2004 have been delivered to the Registrar of Companies and those for 2005 will be delivered following the company’s annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

2. Profit before tax, goodwill and exceptional items

Profit before tax is reconciled to profit before tax, goodwill and exceptional items as follows:

For the year ended 31 March	2005 £m	2004 £m

Profit before tax	370.4	337.5

Goodwill and operating exceptional items
Business restructuring	29.7	4.6
Goodwill amortisation	16.2	8.8

	45.9	13.4
Non-operating exceptional items
Profit on sale or termination of operations	(4.5)	(4.3)
(Profit)/loss on disposal of fixed assets	(4.1)	2.4

	(8.6)	(1.9)

Profit before tax, goodwill and exceptional items	407.7	349.0

3. Taxation

For the year ended 31 March	2005 £m	2004 £m

Current tax:
UK corporation tax credit	(31.2)	(26.5)
Overseas tax	1.7	3.2
Share of joint ventures’ tax	(2.2)	2.4

	(31.7)	(20.9)
Deferred tax:
Gross movement in deferred tax	117.3	104.6
Increase in discount	(65.6)	(119.3)
Prior years’ tax adjustments	23.6	11.3

	75.3	(3.4)
Tax on exceptional items:
Deferred tax	(8.1)	(0.8)

	35.5	(25.1)

4. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing profit for the financial year by the following weighted average number of shares in issue:

		Basic	Diluted
(i)	Year ended 31 March 2005	712.5 million	789.2 million
(ii)	Year ended 31 March 2004	662.8 million	693.5 million

The 5 for 9 rights issue, structured so that the proceeds are received in two stages, was approved at the Extraordinary General Meeting (EGM) of shareholders on 26 August 2003. The first tranche of the proceeds, received during September 2003, raised £501.2 million (net of costs) from the issuing of 309,286,997 A shares. The second tranche of proceeds is expected to be received in June 2005, reflecting the subscription for further A shares. All A shares will then be consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares.

For the purposes of calculating the weighted average number of shares used in the earnings per share calculations, the A shares have been treated as part paid ordinary shares, two A shares being equivalent to one ordinary share.

The difference between the weighted average number of shares used in the basic and the diluted earnings per share calculations represents those ordinary shares deemed to have been issued for no consideration on the conversion of all potential dilutive ordinary shares in accordance with FRS 14 (Earnings per Share).

The 31 March 2004 basic and diluted weighted average number of shares were restated for the period prior to the rights issue to reflect the bonus element of the rights issue as required by FRS14. The adjustment factor, based on the consideration received from the first stage of the rights issue, was 0.9176, calculated using 531.5p per ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the EGM.

5. Adjusted basic earnings per share

Adjusted basic earnings per share has been calculated by dividing adjusted profit for the financial year (see below) by the following adjusted weighted average number of shares in issue:

(i)	Year ended 31 March 2005	712.5 million
(ii)	Year ended 31 March 2004	680.1 million

The 31 March 2004 adjusted weighted average number of shares was restated for the period prior to the rights issue using an adjustment factor based on the consideration received from the first stage of the rights issue and assumed proceeds from the second stage, which are due to be received in June 2005. The adjustment factor is 0.8646 calculated using 531.5p per ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the EGM. This reflects the full bonus element of the rights issue which arose at the first stage, as demonstrated by the movement in the share price following the approval of the rights issue at the EGM.

The adjusted profit for the year is calculated as follows:

For the year ended 31 March	2005 £m	2004 £m

Profit for the financial year	333.1	361.0

Exceptional items:
– business restructuring	29.7	4.6
– non-operating exceptional items (note 2)	(8.6)	(1.9)
Tax on exceptional items	(8.1)	(0.8)
Goodwill amortisation	16.2	8.8

	362.3	371.7
Deferred taxation	75.3	(3.4)

Adjusted profit for the financial year	437.6	368.3

The adjusted basic earnings per share is as follows:

For the year ended 31 March	2005	2004

Adjusted basic earnings per share – revised	61.4p	54.2p

Adjusted basic earnings per share – post deferred tax, as reported in previous years	50.8p	54.7p

The calculation of adjusted basic earnings per share has been revised to exclude deferred tax to provide a better understanding of the trading position of the group and to clarify trends in trading performance as Ofwat, the regulator of the group’s water and wastewater licensed multi utility operation, sets price limits by reference to tax payments rather than the total tax charge.

6. Interest cover

Interest cover is calculated as the number of times the interest charge for the year is covered by total operating profit before exceptional items and goodwill amortisation.

7. Dividend cover

Dividend cover is calculated by dividing profit for the year before exceptional items and goodwill amortisation by the dividend charge.

8. Dividend cover (pre deferred tax)

Dividend cover (pre deferred tax) is calculated by dividing profit for the year before exceptional items, goodwill amortisation and deferred tax by the dividend charge.

9. Dividends

For the year ended 31 March	2005 £m	2004 £m

The charge for dividends to shareholders comprises:
Interim dividend	105.3	102.6
Final dividend	219.4	212.7

	324.7	315.3

The final dividend of 30.63 pence per ordinary share and 15.315 pence per A share will be paid on 26 August 2005 to shareholders on the register at the close of business on 10 June 2005. The ex-dividend date for the final dividend is 8 June 2005.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This interim results statement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the company.

Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “potential”, “reasonably possible” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, assumptions, estimates and projections which may be significantly varied, and therefore investors should not rely on them. Forward-looking statements involve known and unknown risks and speak only as of the date they are made, and except as required by the rules of the UK Listing Authority and the London Stock Exchange, the company undertakes no obligation to update publicly any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. United Utilities PLC cautions investors that a number of important factors could cause actual results to differ materially from those anticipated or implied in any forward-looking statements. These factors include: (i) the effect of, and changes in, regulation and government policy; (ii) the effects of competition and price pressures; (iii) the ability of the company to achieve cost savings and operational synergies; (iv) the ability of the company to service its future operations and capital requirements; (v) the timely development and acceptance of new products and services by the company; (vi) the effect of technological changes; and (vii) the company’s success at managing the risks of the foregoing. The company cautions that the foregoing list of important factors does not address all the factors that could cause the results to differ materially.

No representation, warranty or undertaking, express or implied is made and no responsibility accepted by United Utilities PLC as to the accuracy, completeness or adequacy of this information. Nothing contained in such information is or shall be relied upon as a promise or representation by United Utilities PLC or any of their affiliates or subsidiaries and they accept no responsibility or liability howsoever arising from the contents of such information or the status or any omission in such business plans or information.